Exhibit 99.1

Confidential	November 22, 2016

China New Borun Announces Third Quarter 2016 Unaudited Financial Results

Beijing, China, November 22, 2016 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Driven by solid demand from the baijiu industry, we were able to deliver record sales volume of edible alcohol and exceeded our previous revenue guidance for the third quarter of 2016. However, during the quarter, record-low corn prices caused a sharp over-supply of edible alcohol, which pressured pricing and profitability. As we enter a new harvest season this November, corn prices have stabilized, and we anticipate our profitability will gradually rebound.”

“Benefiting from consistently positive quarterly net incomes, our cash flow and balance sheet remain solid, as our cash position increased to almost RMB1 billion at the end of third quarter. This November, we further strengthened our cash position with the issuance of a five-year RMB300 million Corporate Bonds. Reflecting our strong financials, our Corporate Bonds received an investment-grade rating of AA- by one of China’s notable rating agencies, and as a result, this year’s Corporate Bonds fixed-rate of 6.5% is a noticeable improvement from the 2013 Corporate Bonds fixed-rate of 9.3%. With the proceeds from our Corporate Bonds, we now have cash on hand of almost RMB1.3 billion, or nearly USD200 million, and as such, we are confident about our abilities to execute on our objectives for the remainder of 2016 and our strategic initiatives for 2017,” Mr. Wang concluded.

Third Quarter 2016 Quick View

•	Total revenue decreased 8.9% to RMB602.2 million ($90.2 million1) from RMB661.4 million in the third quarter of 2015.

•	Gross profit decreased 50.9% to RMB32.6 million ($4.9 million) from RMB66.3 million in the third quarter of 2015.

•	Net income decreased 63.2% to RMB8.0 million ($1.2 million) from RMB21.8 million in the third quarter of 2015.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.31 ($0.05) for the quarter ended September 30, 2016. Each ADS represents one of the Company's ordinary shares.

Third Quarter 2016 Financial Performance

For the third quarter of 2016, revenue decreased by 8.9% year-over-year to RMB602.2 million ($90.2 million) from RMB661.4 million in the same period of 2015. The decrease in revenue was mainly due to a sharp decrease in ASP for edible alcohol and its by-products, and a decline in sales from crude corn oil at the Company’s Daqing facility.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2016 were made at a rate of RMB6.6778 to USD1.00, the rate published by the People?s Bank of China on September 30, 2016. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	November 22, 2016

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 5.9% to RMB403.9 million ($60.5 million) in the third quarter of 2016, compared to RMB429.3 million in the third quarter of 2015. The sales volume of edible alcohol in the third quarter of 2016 increased by 13.5% year-over-year to 94,347 tons, and the average selling price of edible alcohol decreased by 17.1% year-over-year to RMB4,281 per ton.

•	Revenue from DDGS Feed decreased by 3.3% to RMB135.7 million ($20.3 million) in the third quarter of 2016, compared to RMB140.4 million in the third quarter of 2015. The sales volume of DDGS Feed in the third quarter of 2016 increased by 11.7% year-over-year to 80,750 tons, and the average selling price decreased by 13.4% year-over-year to RMB1,681 per ton.

•	Revenue from liquid carbon dioxide decreased by 17.1% to RMB6.0 million ($0.9 million) in the third quarter of 2016, compared to RMB7.3 million in the third quarter of 2015. The sales volume of liquid carbon dioxide in the third quarter of 2016 increased by 11.0% year-over-year to 35,233 tons, and the average selling price decreased by 25.3% year-over-year to RMB171 per ton.

•	Revenue from crude corn oil decreased by 51.4% to RMB19.5 million ($2.9 million) in the third quarter of 2016, compared to RMB40.1 million in the third quarter of 2015. The sharp decrease in revenue was mainly due to the shut down for the crude corn oil facility in Daqing facility during the third quarter. The sales volume of crude corn oil in the third quarter of 2016 decreased by 51.0% year-over-year to 3,083 tons, and the average selling price decreased by 0.9% year-over-year to RMB6,315 per ton.

•	Revenue from chlorinated polyethylene (“CPE”) decreased by 16.4% to RMB37.2 million ($5.6 million) in the third quarter of 2016, compared to RMB44.4 million in the third quarter of 2015. The sales volume of CPE in the third quarter of 2016 decreased by 12.9% year-over-year to 4,530 tons, while the average selling price decreased by 4.0% year-over-year to RMB8,205 per ton.

During the third quarter of 2016, gross profit decreased by 50.9% to RMB32.6 million ($4.9 million) from RMB66.3 million in the same period of 2015. Gross margin for the third quarter of 2016 decreased to 5.4%, from 10.0% in the same period of 2015, which was primarily due to steeper decrease in ASP of edible alcohol and its by-products than the cost of corn.

Operating income decreased by 58.4% to RMB21.1 million ($3.2 million) in the third quarter of 2016, from RMB50.7 million in the same period of 2015, primarily due to lower gross profit earned.

Selling expenses decreased by RMB0.9 million, or 49.9% to RMB1.0 million ($0.1 million) in the third quarter of 2016, from RMB1.9 million in the same period of 2015.

General and administrative expenses decreased by RMB3.1 million, or 23.1% to RMB10.5 million ($1.6 million) in the third quarter of 2016, from RMB13.6 million in the same period of 2015.

Confidential	November 22, 2016

Income tax expenses in the third quarter of 2016 were RMB2.7 million ($0.4 million), representing an effective tax rate of 25.0%.

Net income decreased by 63.2% to RMB8.0 million ($1.2 million) in the third quarter of 2016, compared to RMB21.8 million in the same quarter of 2015. The decrease in net income was primarily due to the decrease in revenue and lower gross margin during the third quarter.

In the third quarter of 2016, basic and diluted earnings per share and per ADS were RMB0.31 ($0.05), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2016, cash and bank deposits totaled RMB990.7 million ($148.4 million), an increase of RMB495.1 million, compared with RMB495.6 million as of December 31, 2015. Cash flows generated from operating activities for the third quarter of 2016 were RMB382.1 million ($57.2 million), mainly attributable to the cash generated by consumption of corn inventory.

Financial Outlook

Reflecting a sharp year-over-year decrease in ASP for edible alcohol and its by-products, the Company estimates that its revenue for the fourth quarter of 2016 will be in the range of RMB480 million ($71.9 million) to RMB530 million ($79.4 million), a decrease of approximately 24.2% to a decrease of 31.3% over the same quarter of 2015.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Wednesday, November 23, 2016 (9:00 p.m. Beijing time on Wednesday, November 23, 2016) to discuss the results and highlights from the third quarter of 2016 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	16726921

A replay of the webcast will be accessible through December 1, 2016 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	16726921

Confidential	November 22, 2016

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

Confidential	November 22, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	September 30, 2016
	RMB	RMB	US$
Assets
Cash	495,630,607	990,704,716	148,357,950
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	515,520,269	395,943,082	59,292,444
Held-to-maturity debt securities	107,912,111	—	—
Inventories	438,841,092	354,772,350	53,127,130
Advance to suppliers	344,998,183	589,893	88,336
Other receivables	59,032,438	30,543,364	4,573,866
Prepaid expenses	3,645,396	3,562,569	533,494
Total current assets	1,965,580,096	1,776,115,974	265,973,220
Property, plant and equipment, net	988,392,988	897,534,679	134,405,744
Land use right, net	133,292,782	131,168,350	19,642,450
Intangible assets, net	1,996,285	—	—
Deferred income tax assets	1,755,197	1,755,197	262,841
Total assets	3,091,017,348	2,806,574,200	420,284,255

Liabilities and shareholders’ equity
Trade accounts payable	22,292,132	81,066,402	12,139,687
Accrued expenses and other payables	80,201,926	33,260,398	4,980,742
Income taxes payable	26,175,329	10,813,024	1,619,249
Short-term borrowings	753,200,000	762,153,389	114,132,407
Current portion of long-term borrowings	84,000,000	66,000,000	9,883,495
Bonds Payable	320,000,000	—	—
Total current liabilities	1,285,869,387	953,293,213	142,755,580
Total liabilities	1,285,869,387	953,293,213	142,755,580

Shareholders’ equity
Ordinary share – (December 31, 2015 and September 30, 2016: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	70,102,756
Retained earnings – appropriated	147,162,560	147,162,560	22,037,581
Retained earnings – unappropriated	1,190,180,107	1,238,337,452	185,440,931
Accumulated other comprehensive loss	(502,489)	(526,808)	(78,318)
Total shareholders’ equity	1,805,147,961	1,853,280,987	277,528,675
Total liabilities and shareholders’ equity	3,091,017,348	2,806,574,200	420,284,255

Confidential	November 22, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	September 30, 2015	June 30, 2016	September 30, 2016
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	661,425,029	530,379,367	602,246,617	90,186,381
Cost of goods sold	595,147,823	486,353,803	569,687,921	85,310,719
Gross profit	66,277,206	44,025,564	32,558,696	4,875,662
Operating expenses:
Selling	1,928,963	1,206,445	966,076	144,670
General and administrative	13,615,056	10,910,620	10,473,339	1,568,381
Total operating expenses	15,544,019	12,117,065	11,439,415	1,713,051
Operating income	50,733,187	31,908,499	21,119,281	3,162,611

Other (income) expenses:
Interest income	(3,120,573)	(467,853)	(662,929)	(99,274)
Interest expense	23,234,892	12,563,890	11,110,400	1,663,781
Others, net	1,561,751	(25,047)	(32,000)	(4,791)
Total other expense (income), net	21,676,070	12,070,990	10,415,471	1,559,716
Income before income taxes	29,057,117	19,837,509	10,703,810	1,602,895
Income tax expense	7,264,280	4,959,378	2,675,953	400,724
Net income	21,792,837	14,878,131	8,027,857	1,202,171

Earnings per share:

Earnings per share:
Basic and diluted	0.85	0.58	0.31	0.05
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Confidential	November 22, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2015	September 30, 2016
	RMB	RMB	US$

Revenues	1,952,988,691	1,619,208,219	242,476,297
Cost of goods sold	1,739,791,689	1,483,111,935	222,095,890
Gross profit	213,197,002	136,096,284	20,380,407
Operating expenses:
Selling	4,997,915	3,257,489	487,809
General and administrative	38,935,253	33,417,617	5,004,285
Total operating expenses	43,933,168	36,675,106	5,492,094
Operating income	169,263,834	99,421,178	14,888,313

Other (income) expenses:
Interest income	(9,401,783)	(3,124,844)	(467,945)
Interest expense	73,662,328	37,984,640	5,688,197
Others, net	4,077,740	351,588	52,650
Total other expense, net	68,338,285	35,211,384	5,272,902
Income before income taxes	100,925,549	64,209,794	9,615,411
Income tax expense	25,231,388	16,052,449	2,403,853
Net income	75,694,161	48,157,345	7,211,558

Earnings per share:
Basic and diluted	2.94	1.87	0.28
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000